KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2017

ASSETS		
Cash and cash equivalents	$	224,818
Loan to affiliate		800,000
Receivable from affiliates		259,456
Other receivables		15,350
Advance to employee		6,193
Office equipment, net of accumulated depreciation of $37,045		47,173
Investments, at fair value		884,471
Prepaid expenses and other assets		136,562
TOTAL ASSETS	$	2,374,023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	351,909
Commitments and Contingencies (Notes 8 and 9)		
Stockholders' equity		
Common stock - $0.01 par value, authorized 2,000,000 shares, issued and outstanding 1,530,621 shares		15,306
Additional paid-in capital		761,210
Retained earnings		1,245,598
Total stockholders' equity		2,022,114
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,374,023

See accompanying notes to financial statements.